Filed By: NTS-Properties VI, a Maryland limited partnership
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: NTS-Properties VI, a Maryland limited partnership
Commission File No. 0-14695

EXHIBIT 99.1

NOTICE TO LIMITED PARTNERS DATED MARCH 3, 2004

March 3, 2004

Dear NTS-Properties VI Investor:

        We recently learned of an offer by CMG Partners, LLC to purchase your interests in NTS-Properties VI for $315 per interest in cash. CMG’s offer expires on April 30, 2004. However, as we reported to you through the filing of a Form 8-K with the Securities and Exchange Commission on March 1, 2004, the Superior Court of the State of California preliminarily approved the settlement agreement (the “Settlement Agreement”) reached by the parties in the action captioned Buchanan et al. v. NTS-Properties Associates V et al. In connection with its preliminary approval of the settlement agreement, the Superior Court barred each member of the class of plaintiffs (which includes all current limited partners and certain former limited partners), other than by operation of law, from: (1) transferring, selling, assigning or otherwise disposing of any limited partner interests in, among other entities, NTS-Properties VI or (2) commencing a tender offer for those limited partner interests pending the hearing by the Superior Court for final approval of the settlement of the litigation, which is scheduled for May 6, 2004 (the “Final Hearing”). In addition, the Superior Court barred us, as your general partner, from recording any transfers made in violation of the Superior Court’s order.

        Each current member of the class of plaintiffs may file a request to be excluded from the class as provided by the terms of the Settlement Agreement. If the request complies with the terms of the Settlement Agreement and is made on or before April 22, 2004, the requesting class member will not be included in the class of plaintiffs at the Final Hearing. However, prior to the Final Hearing, all current limited partners and certain former limited partners of NTS-Properties VI are included in the class of plaintiffs and are subject to the Superior Court’s order barring class members from disposing of their limited partnership interests prior to the Final Hearing.

        Therefore, at this time, by order of the Superior Court, you are not permitted to dispose of your limited partner interests and we are not permitted to record a transfer of your limited partner interests. A copy of the Form 8-K that we filed on March 1, 2004, may be obtained free of charge on the Securities and Exchange Commission’s website at www.sec.gov.

If you have any questions or would like additional information, please call NTS Investor Services at 800-928-1492, extension 544.

Sincerely, /s/ Brian F. Lavin Brian F. Lavin President of NTS Capital Corporation, General Partner of NTS-Properties Associates VI

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